Exhibit 1.2

Report of Independent Registered Accounting Firm on Internal Control

To the Shareholders and Board of Directors of Nordion Inc.

We have audited Nordion Inc.’s internal control over financial reporting as of October 31, 2013, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Nordion Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Nordion Inc. did not maintain effective internal control over financial reporting in the accounting for income taxes principally related to historical transactions and tax positions. Specifically, management did not complete a process of evaluating the accounting and reporting of its income tax accounts, based on the complex transactions principally arising from prior years.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Nordion Inc. as of October 31, 2013 and 2012 and the related consolidated statements of operations, shareholders’ equity, comprehensive loss (income) and cash flows for each of the three years in the period ended October 31, 2013. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2013 financial statements and this report does not affect our report dated January 8, 2014, which expressed an unqualified opinion on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Nordion Inc. has not maintained effective internal control over financial reporting as of October 31, 2013, based on the COSO criteria.

/s/Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Ottawa, Canada

January 8, 2014

Nordion Inc. Fiscal 2013 Annual Report

Independent auditors’ report of registered public accounting firm

To the Shareholders of Nordion Inc.

We have audited the accompanying consolidated financial statements of Nordion Inc., which comprise the consolidated statements of financial position as at October 31, 2013 and 2012, and the consolidated statements of operations, shareholders' equity, comprehensive income (loss) and cash flows for each of the years in the three -year period ended October 31, 2013, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with United States generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements, and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Nordion Inc. as at October 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2013 in accordance with United States generally accepted accounting principles.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nordion Inc.'s internal control over financial reporting as of October 31, 2013, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 8, 2014 expressed an opinion that Nordion Inc. has not maintained effective internal control over financial reporting as of October 31, 2013.

/s/Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Ottawa, Canada

January 8, 2014

Nordion Inc. Fiscal 2013 Annual Report

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at October 31

(thousands of U.S. dollars, except share amounts)	2013	2012
ASSETS
Current assets
Cash and cash equivalents	$323,099	$109,360
Accounts receivable (Note 4)	29,456	46,488
Notes receivable (Note 10(a))	3,836	4,004
Inventories (Note 5)	47,371	33,977
Income taxes recoverable (Note 21)	834	23,951
Current portion of deferred tax assets (Note 21)	619	4,141
Other current assets (Note 8)	2,783	2,042
Total current assets	407,998	223,963

Restricted cash (Note 6)	40,824	3,906
Property, plant and equipment, net (Note 7)	47,146	88,217
Deferred tax assets (Note 21)	62,873	52,855
Long-term investments (Note 9)	1,450	1,450
Other long-term assets (Note 10)	56,760	58,190
Total assets	$617,051	$428,581
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$25,458	$18,783
Accrued liabilities (Note 12)	41,408	80,322
Income taxes payable (Note 21)	9,756	9,494
Current portion of long-term debt (Note 13)	3,948	4,190
Current portion of deferred revenue (Note 14)	1,720	1,500
Total current liabilities	82,290	114,289

Long-term debt (Note 13)	36,493	39,141
Deferred revenue (Note 14)	842	1,958
Long-term income taxes payable (Note 21)	2,067	3,960
Other long-term liabilities (Note 15)	35,783	74,468
Total liabilities	157,475	233,816

Shareholders’ equity
Common shares at par – Authorized shares: unlimited; Issued and outstanding shares: 61,909,301 and 61,909,101, respectively; (Note 17)	252,168	252,168
Additional paid-in capital	86,147	84,726
Accumulated deficit	(28,322)	(265,474)
Accumulated other comprehensive income	149,583	123,345
Total shareholders’ equity	459,576	194,765
Total liabilities and shareholders’ equity	$617,051	$428,581

Commitments and contingencies (Note 26)

The accompanying notes form an integral part of these consolidated financial statements.

On behalf of the Board:

/s/ William D. Anderson	/s/ Janet Woodruff
William D. Anderson,	Janet Woodruff,
Chairman, Board of Directors	Chair, Finance and Audit Committee

Nordion Inc. Fiscal 2013 Annual Report

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended October 31

(thousands of U.S. dollars, except per share amounts)	2013	2012	2011
Revenues	$232,790	$244,840	$274,027

Costs and expenses
Direct cost of revenues	110,243	110,992	126,076
Selling, general and administration	82,402	69,831	65,107
Depreciation and amortization	11,824	17,080	22,375
Restructuring charges, net (Note 19)	143	1,781	1,592
Change in fair value of embedded derivatives (Note 18)	1,044	12,020	(2,649)
Impairment of long-lived assets (Note 7)	29,201	-	-
Other (income) expenses, net (Note 20)	(33,883)	32,041	8,549
Total costs and expenses	200,974	243,745	221,050

Gain on sale of Targeted Therapies (Note 3)	(188,870)	-	-

Operating income from continuing operations	220,686	1,095	52,977
Interest expense	(4,232)	(4,406)	(2,499)
Interest and dividend income	5,121	6,835	10,274
Equity loss (Note 9)	-	-	(128)
Income from continuing operations before income taxes	221,575	3,524	60,624
Income tax (recovery) expense (Note 21)
-current	5,583	(5,744)	13,456
-deferred	(21,158)	38,137	3,666
	(15,575)	32,393	17,122
Income (loss) from continuing operations	237,150	(28,869)	43,502
Loss from discontinued operations, net of income taxes	-	-	(26,655)
Net income (loss)	$237,150	$(28,869)	$16,847

Basic and diluted earnings (loss) per share (Note 16)
- from continuing operations	$3.83	$(0.47)	$0.67
- from discontinued operations	-	-	(0.41)
Basic and diluted earnings (loss) per share	$3.83	$(0.47)	$0.26

The accompanying notes form an integral part of these consolidated financial statements

Nordion Inc. Fiscal 2013 Annual Report

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(thousands of U.S. dollars and number of	Common Shares		Additional Paid-in	Accumulated	Accumulated Other Comprehensive
common shares)	Number	Amount	Capital	Deficit	Income	Total
Balance as of October 31, 2010	67,238	$273,859	$81,909	$(192,539)	$174,360	$337,589
Net income	-	-	-	16,847	-	16,847
Other comprehensive income	-	-	-	-	731	731
Repurchase and cancellation of common shares	(4,860)	(19,775)	-	(21,864)	(10,759)	(52,398)
Dividends declared	-	-	-	(19,244)	-	(19,244)
Stock-based compensation	-	-	1,250	-	-	1,250
Other	-	(8)	-	11	-	3
Balance as of October 31, 2011	62,378	254,076	83,159	(216,789)	164,332	284,778
Net loss	-	-	-	(28,869)	-	(28,869)
Other comprehensive loss	-	-	-	-	(40,014)	(40,014)
Repurchase and cancellation of common shares	(469)	(1,911)	-	(1,160)	(973)	(4,044)
Dividends declared	-	-	-	(18,632)	-	(18,632)
Stock-based compensation	-	-	1,567	-	-	1,567
Other		3	-	(24)	-	(21)
Balance as of October 31, 2012	61,909	252,168	84,726	(265,474)	123,345	194,765
Net income	-	-	-	237,150	-	237,150
Other comprehensive income	-	-	-	-	26,238	26,238
Stock-based compensation	-	-	1,421	-	-	1,421
Other	-	-	-	2	-	2
Balance as of October 31, 2013	61,909	$252,168	$86,147	$(28,322)	$149,583	$459,576

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Years ended October 31

(thousands of U.S. dollars)	2013	2012	2011
Net income (loss)	$237,150	$(28,869)	$16,847
Foreign currency translation	(10,030)	(2,369)	10,959
Reclassification of realized loss (gain) on derivatives designated as cash flow hedges, net of tax of $43 (2012 - $141; 2011 - $nil), respectively	125	(420)	-
Unrealized (loss) gain on derivatives designated as cash flow hedges, net of tax of $(209) (2012 - $(160); 2011 - $(14))	(619)	479	41
Pension liability adjustments, net of tax of $11,785 (2012 - $12,100; 2011 - $1,544)	36,762	(37,704)	(4,129)
Reclassification of realized foreign currency translation gain on divestitures	-	-	(4,629)
Unrealized gain on available-for-sale assets, net of tax of $nil (2012 - $nil; 2011 - $(82))	-	-	1
Reclassification of realized gain on available-for-sale assets, net of tax of $nil (2012 - $nil; 2011 - $180)	-	-	(1,512)
Other comprehensive income (loss)	26,238	(40,014)	731
Comprehensive income (loss)	$263,388	$(68,883)	$17,578

The accompanying notes form an integral part of these consolidated financial statements.

Nordion Inc. Fiscal 2013 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended October 31

(thousands of U.S. dollars)	2013	2012	2011
Operating activities
Net income (loss)	$237,150	$(28,869)	$16,847
Loss from discontinued operations, net of income taxes	-	-	(26,655)
Income (loss) from continuing operations	237,150	(28,869)	43,502
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities relating to continuing operations (Note 22):
Items not affecting current cash flows	(186,588)	84,394	27,063
Changes in operating assets and liabilities	5,639	7,871	(33,456)
Cash provided by operating activities of continuing operations	56,201	63,396	37,109
Cash used in operating activities of discontinued operations	-	-	(18,592)
Cash provided by operating activities	56,201	63,396	18,517
Investing activities
Proceeds from sale of Targeted Therapies	200,732	-	-
(Increase) decrease in restricted cash	(36,918)	1,941	26,592
Purchase of property, plant and equipment	(2,010)	(7,384)	(6,732)
Proceeds on sale of long-term investments	-	-	1,668
Cash provided by (used in) investing activities of continuing operations	161,804	(5,443)	21,528
Cash used in investing activities of discontinued operations	-	-	(18,412)
Cash provided by (used in) investing activities	161,804	(5,443)	3,116

Financing activities
Payment of cash dividends	-	(18,632)	(19,244)
Repurchase and cancellation of common shares	-	(4,044)	(52,398)
Issuance of shares	-	1	-
Cash used in financing activities of continuing operations	-	(22,675)	(71,642)
Cash used in financing activities of discontinued operations	-	-	(1,193)
Cash used in financing activities	-	(22,675)	(72,835)

Effect of foreign exchange rate changes on cash and cash equivalents	(4,266)	15	2,467
Net increase (decrease) in cash and cash equivalents during the year	213,739	35,293	(48,735)
Cash and cash equivalents, beginning of year	109,360	74,067	122,802
Cash and cash equivalents, end of year	$323,099	$109,360	$74,067
Cash interest paid	$4,294	$4,504	$2,479
Cash taxes refunded	$(15,444)	$(1,130)	$(2,775)

The accompanying notes form an integral part of these consolidated financial statements.

Nordion Inc. Fiscal 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in thousands of U.S. dollars, except where noted]

1.      Nature of Operations

Nordion Inc. (Nordion or the Company) is a global health science company that provides market-leading products and services used for the prevention, diagnosis and treatment of disease. The Company’s operations are organized into two business segments: Sterilization Technologies and Medical Isotopes as well as certain corporate functions and activities reported as Corporate and Other.

2.      Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements have been prepared in United States (U.S.) dollars, the Company’s reporting currency, and in accordance with U.S. generally accepted accounting principles (GAAP) applied on a consistent basis.

Principles of consolidation

The consolidated financial statements of the Company reflect the assets and liabilities and results of operations of all subsidiaries and entities of which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated. The results of operations disposed of are included in the consolidated financial statements up to the date of disposal.

The equity method of accounting is used for investments in entities for which the Company does not have the ability to exercise control, but has significant influence.

Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The Company’s estimates are based on the facts and circumstances available at the time estimates are made, historical experience, risk of loss, general economic conditions and trends, and the Company’s assessments of the probable future outcomes of these matters. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the consolidated statements of operations in the period in which they are determined.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances with banks, demand deposits, and investments with maturities of three months or less at the time the investment is made. The fair value of cash and cash equivalents approximates the carrying amounts shown in the consolidated statements of financial position.

Restricted cash

Restricted cash includes cash held for outstanding letters of credit and/or collateral issued against future letters of credit as well as funds related to insurance liabilities which are not readily available to be used in the Company’s operations.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts based on a variety of factors, including the length of time the receivables are past due, macroeconomic conditions, significant one-time events, historical experience and the financial condition of customers. The Company records a specific reserve for individual accounts when it becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position. If circumstances related to a customer change, the Company would further adjust estimates of the recoverability of receivables.

Inventories

Inventories of raw materials and supplies are recorded at the lower of cost or market value, determined on a first-in, first-out (FIFO) basis. Finished goods and work-in-process include the cost of material, labor and manufacturing overhead and are recorded on a FIFO basis at the lower of cost or market. The Company reduces the carrying value of inventories for those items that are potentially excess, obsolete or slow-moving based on changes in customer demand, technology developments or other economic factors.

Property, plant and equipment

Property, plant and equipment, including assets under capital leases, are carried in the accounts at cost less accumulated depreciation. Gains and losses arising on the disposal of individual assets are recognized in income in the period of disposal.

The costs associated with modifications to facilities owned by others to permit isotope production are deferred and recorded as facility modifications and amortized over the expected contractual production. Costs, including financing charges and certain design, construction and installation costs, related to assets that are under construction and are in the process of being readied for their intended use are recorded as construction in-progress and are not subject to depreciation.

Nordion Inc. Fiscal 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in thousands of U.S. dollars, except where noted]

Depreciation, which is recorded from the date on which each asset is placed into service, is generally provided for on a straight-line basis over the estimated useful lives of the property, plant and equipment as follows:

Buildings	25	-	40 years
Equipment	3	-	20 years
Facility modifications	2	-	15 years
Furniture and fixtures	3	-	10 years
Computer systems	3	-	7 years
Leaseholds improvements		Term of the lease plus renewal periods, when renewal is reasonably assured

Impairment of long-lived assets

The Company evaluates the carrying value of long-lived assets, including property, plant and equipment, for potential impairment when events and circumstances warrant a review. Factors that the Company considers important that could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business, significant negative industry or economic trends, a significant adverse legal or regulatory development, a significant decline in the Company’s stock price for a sustained period, and the Company’s market capitalization relative to its net book value. In assessing long-lived assets for impairment, assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

The carrying value of a long-lived asset is considered impaired when the anticipated net recoverable amount of the asset is less than its carrying value. In that event, a loss is recognized in an amount equal to the difference between the carrying value and fair value less costs of disposal by a charge to income. The anticipated net recoverable amount for a long-lived asset is an amount equal to the anticipated undiscounted cash flows net of directly attributable general and administration costs, carrying costs, and income taxes, plus the expected residual value, if any.

When required, the fair values of long-lived assets are estimated using accepted valuation methodologies, such as discounted future net cash flows, earnings multiples, or prices for similar assets, whichever is most appropriate under the circumstances.

Asset retirement obligations

The Company records asset retirement obligation costs associated with the retirement of tangible long-lived assets. The Company reviews legal obligations associated with the retirement of these long-lived assets. If it is determined that a legal obligation exists and it is probable that this liability will ultimately be realized, the fair value of the liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the expected life of the asset. The present value of the asset retirement obligation is accreted with the passage of time to its expected settlement fair value.

Goodwill

Goodwill is not amortized but is tested for impairment, at least annually. The Company tests goodwill during the fourth quarter of each year for impairment, or more frequently if certain indicators are present or changes in circumstances suggest that impairment may exist. The Company first assesses qualitative factors to determine whether it is necessary to perform the two step quantitative goodwill impairment test. If it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying value, the Company utilizes the two-step quantitative approach. The first step requires a comparison of the carrying value of the reporting units to the fair value of these units. The Company estimates the fair value of its reporting units through internal analyses and valuation, utilizing an income approach based on the present value of future cash flows. If the carrying value of a reporting unit exceeds its fair value, the Company will perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of a reporting unit’s goodwill with its carrying value. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

Long-term investments

The Company accounts for long-term investments where it has the ability to exercise significant influence using the equity method of accounting. In situations where the Company does not exercise significant influence over a long-term investee that is not publicly listed, the investments are recorded at cost. Investments in public companies are carried at fair value. The Company periodically reviews these investments for impairment. In the event the carrying value of an investment exceeds its fair value and the decline in fair value is determined to be other than temporary, the Company writes down the value of the investment to its fair value.

Nordion Inc. Fiscal 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in thousands of U.S. dollars, except where noted]

Leases

Leases entered into by the Company in which substantially all of the benefits and risks of ownership are transferred to the Company are recorded as obligations under capital leases, and under the corresponding category of property, plant and equipment. Obligations under capital leases reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by rental payments net of imputed interest. Property, plant, and equipment under capital leases are depreciated, to the extent that these assets are in continuing operations, based on the useful life of the asset. All other leases in continuing operations are classified as operating leases and leasing costs, including any rent holidays, leasehold incentives, and rent concessions, are amortized on a straight-line basis over the lease term.

Revenue recognition

The Company recognizes revenue when risks and rewards of ownership have passed to its customers, evidence of an arrangement exists, price is contractually fixed or determinable, collectability is reasonably assured through historical collection results and regular credit evaluations, and there are no uncertainties regarding customer acceptance. The Company does not have significant post-shipment obligations on its products sold, other than warranty obligations for certain of its products in a normal and ordinary course of business. In the event significant post-shipment obligations were to exist, it is the Company’s accounting policy to defer its revenue recognition until substantially all obligations were objectively satisfied.

The Company recognizes revenue and related costs for arrangements with multiple deliverables as each element is delivered or completed based upon fair value as determined by vendor-specific objective evidence of selling price or third-party evidence of selling price. If neither vendor-specific objective evidence nor third-party evidence of a selling price is available for any undelivered element, revenue for all elements is calculated based on an estimated selling price method. When a portion of the customer’s payment is not due until acceptance, the Company defers that portion of the revenue until acceptance has been obtained. The Company’s arrangements with multiple deliverables refers to cobalt sterilization equipment (i.e. production irradiators) that are designed, constructed, tested and then shipped to the customer’s specified location for installation and final testing. The core technology, design and functionality of a production irradiator are standard in the industry. The Company considers that a production irradiator unit shipped has standalone value to its customer and its installation does not require highly specialized knowledge or services. When a production irradiator unit is shipped to a customer, the Company records revenue for the unit sold as the Company’s obligation has been substantially completed. Prior to recording revenue on such transactions, the Company determines that the criteria for customer acceptance are objectively verifiable, resulting in no uncertainty that they will be met. Revenue for installation or training is deferred until the service is completed.

Revenue for extended service contracts is recognized ratably over the contract period. Provisions for discounts, warranties, rebates to customers, returns and other adjustments are provided for in the period the related sales are recorded. The Company includes freight charges billed to customers as part of its revenue and freight costs are included in direct cost of revenues.

Warranty costs

A provision for warranties is recognized when the underlying products or services are recorded as revenues. The provision is based on estimated future costs using historical labor and material costs to estimate costs that will be incurred in the warranty period.

Stock-based compensation

The fair value of stock options is recognized as compensation expense on a straight-line basis over the applicable stock option vesting period. The expense is included in selling, general, and administration expenses in the consolidated statements of operations and as additional paid-in capital grouped within shareholders’ equity on the consolidated statements of financial position. The consideration received on the exercise of stock options is credited to share capital at the time of exercise along with the associated amount of additional paid-in capital.

Certain incentive compensation plans of the Company base the determination of compensation to be paid in the future on the price of the Company’s publicly traded shares at the time of payment or time of the grant date. Expenses related to these plans are recorded as a liability and charged to income over the period in which the amounts are earned, based on an estimate of the current fair value of amounts that will be paid in the future.

Pension, post-retirement and other post-employment benefit plans

The Company offers a number of benefit plans that provide pension and other post-retirement benefits. The current service cost of benefit plans is charged to income. Cost is computed on an actuarial basis using the projected benefits method and based on management’s best estimates of investment yields, salary escalation, and other factors.

Nordion Inc. Fiscal 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in thousands of U.S. dollars, except where noted]

The Company recognizes the funded status of its defined benefit plans on its consolidated statements of financial position; recognizes gains, losses, and prior service costs or credits that arise during the period that are not recognized as components of net periodic benefit cost (income) as a component of accumulated other comprehensive income, net of tax; measures its defined benefit plan assets and obligations as of the date of the Company’s fiscal year-end consolidated statements of financial position; and discloses additional information in the notes to the consolidated financial statements about certain effects on net periodic benefit cost (income) for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations.

The expected costs of post-employment benefits, other than pensions, for active employees are accrued in the years in which employees provide service to the Company. Adjustments resulting from plan amendments, experience gains and losses, or changes in assumptions are amortized over the remaining average service term of active employees. Other post-employment benefits are recognized when the event triggering the obligation occurs.

Research and development

The Company conducts various research and development programs and incurs costs related to these activities, including employee compensation, materials, professional services, facilities costs, and equipment depreciation. Research and development programs costs, including those internally processed, are expensed in the periods in which they are incurred.

Income taxes

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The Company provides a valuation allowance against its deferred tax assets when it believes that it is more likely than not that the asset, or a portion of the asset, will not be realized.

The Company determines whether it is more likely than not that a tax position will be sustained upon examination. The tax benefit of any tax position that meets the more-likely-than-not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon resolution of the contingency. To the extent a full benefit is not expected to be realized on the uncertain tax position, an income tax liability is established. Interest expenses and penalties on income tax obligations are included in income tax expense.

The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions that the Company has operated in globally. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from current estimates of the income tax liabilities. If the Company’s estimate of income tax liabilities proves to be less than the ultimate assessment, an additional charge to income tax expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the income tax liabilities may result in income tax benefits being recognized in the period when it is determined that the estimated income tax liability is no longer required. All of these potential income tax liabilities are included in income taxes payable or netted against income taxes recoverable on the consolidated statements of financial position.

Investment tax credits related to the acquisition of assets are deferred and amortized to income on the same basis as the related assets, while those related to current expenses are included in the determination of income for the year as a reduction of current tax expense.

Earnings per share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year.

Diluted earnings per share is calculated using the treasury stock method, by dividing net income available to common shareholders by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding shares arising from the exercise of potentially dilutive stock options during the year.

Foreign currency translation

Although the Company reports its financial results in U.S. dollars, the functional currency of the Company’s Canadian operations is Canadian dollars. The functional currencies of the Company’s foreign subsidiaries are their local currencies. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies of operations at prevailing year-end exchange rates. Non-monetary assets and liabilities are translated into functional currencies at historical rates. Assets and liabilities of foreign operations with a functional currency other than U.S. dollars are translated into U.S. dollars at prevailing year-end exchange rates, while revenue and expenses of these foreign operations are translated into U.S. dollars at average monthly exchange rates. The Company’s net investments in foreign subsidiaries are translated into U.S. dollars at historical exchange rates.

Nordion Inc. Fiscal 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in thousands of U.S. dollars, except where noted]

Exchange gains and losses on foreign currency transactions are recorded in other (income) expenses, net. Upon the sale or upon complete or substantially complete liquidation of an investment in a foreign (non-Canadian functional currency) entity, the amount attributable to that entity and accumulated in the translation adjustment component of the equity is removed from the separate component of equity and reported as part of the gain or loss on sale or liquidation of the investment in the period during which the sale or liquidation occurs. Exchange gains or losses arising on translation of the Company’s net equity investments in these foreign subsidiaries and those arising on translation of foreign currency long-term liabilities designated as hedges of these investments are recorded in other comprehensive income (OCI). Upon reduction of the Company’s investment in the foreign (non-Canadian) subsidiary, due to a sale or complete or substantially complete liquidation, the amount from the reporting currency translation as well as the offsetting amount from the translation of foreign currency long-term liabilities included in accumulated other comprehensive income (AOCI) is recognized in income.

Derivative financial instruments

In the normal course of business, the Company uses derivative financial instruments to manage foreign currency exchange rate risks. Derivative transactions are governed by a uniform set of policies and procedures covering areas such as authorization, counterparty exposure and hedging practices. Positions are monitored based on changes in foreign currency exchange rates and their impact on the market value of derivatives. Credit risk on derivatives arises from the potential for counterparties to default on their contractual obligations to the Company. The Company limits its credit risk by dealing with counterparties that are considered to be of high credit quality. The Company does not enter into derivative transactions for trading or speculative purposes. The Company records derivatives at fair value either as other current assets or accrued liabilities on the consolidated statements of financial position. The Company determines the fair value of the derivative financial instruments using relevant market inputs when no quoted market prices exist for the instruments. The fair value of the derivative financial instruments is determined by comparing the rates when the derivatives are acquired to the market rates at period-end. The key inputs include interest rate yield curves, foreign exchange spot and forward rates. The Company classifies cash flows from its derivative programs as cash flows from operating activities in the consolidated statements of cash flows.

The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. In order for a derivative to qualify for hedge accounting, the derivative must be formally designated as a fair value, cash flow or net investment hedge by documenting the relationship between the derivative and the hedged item. The documentation includes a description of the hedging instrument, the hedged item, the risk being hedged, the Company’s risk management objective and strategy for undertaking the hedge, the method for assessing the effectiveness of the hedge and the method for measuring hedge ineffectiveness. Additionally, the hedge relationship must be expected to be highly effective at offsetting changes in either the fair value or cash flows of the hedged item at both inception of the hedge and on an ongoing basis. The Company assesses the ongoing effectiveness of its hedges on a quarterly basis.

Cash flow hedges

The Company’s hedging activities include a hedging program to hedge the economic exposure from anticipated U.S. dollar denominated sales. The Company hedges a portion of these forecasted foreign denominated sales with forward exchange contracts. These transactions are designated as cash flow hedges and are accounted under the hedge accounting. The Company hedges anticipated U.S. dollar denominated sales that are expected to occur over its planning cycle, typically no more than 12 months into the future. The effective portion of the hedge gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into revenues when the hedged exposure affects earnings. Any ineffective portion of related gains or losses is recorded in the consolidated statements of operations immediately.

Other derivatives

Derivatives not designated as hedges are recorded at fair value on the consolidated statements of financial position, with any changes in the mark to market being recorded in the consolidated statements of operations. Interest rate swap contracts may be used as part of the Company’s program to manage the fixed and floating interest rate mix of the Company’s total debt portfolio and the overall cost of borrowing. The Company uses short-term foreign currency forward exchange contracts to hedge the revaluations of the foreign currency balances. The Company has also identified embedded derivatives in certain supply contracts.

Comprehensive income

The Company defines comprehensive income as net income plus the sum of the changes in unrealized gains (losses) on derivatives designated as cash flow hedges, unrealized gains (losses) on pension liability adjustments, foreign currency translation gains (losses) on self-sustaining foreign subsidiaries and an unrealized gain (loss) on translation resulting from the application of U.S. dollar reporting and is presented in the consolidated statements of shareholders’ equity and comprehensive income (loss), net of income taxes.

Commitments and Contingencies

Certain conditions may exist as of the date of the financial statements which may result in a loss to the Company, but will only be resolved when one or more future events occur or fail to occur. Such liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources, are recorded when the Company assesses that it is probable that a liability has been incurred and the amount can be reasonably estimated. Recoveries of costs from third parties, which the Company assesses as being probable of realization, are recorded to the extent of related contingent liabilities accrued. Legal costs incurred in connection with matters relating to contingencies are expensed in the period incurred. The Company records gain contingencies only when realized.

Nordion Inc. Fiscal 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in thousands of U.S. dollars, except where noted]

Recent accounting pronouncements

In July 2013, the Financial Accounting Standards Board (FASB) issued ASU 2013-11, Income Taxes (Topic 740) Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similiar Tax Loss, or a Tax Credit Carryforward Exists (“ASU 2013-11”). ASU 2013-11 updates accounting guidance related to the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This guidance resolves the diversity in practice in the presentation of unrecognized tax benefits in those instances. This guidance is effective prospectively for annual periods beginning after December 15, 2013 and interim periods within those annual periods. The Company plans to adopt ASU 2013-11 beginning November 1, 2014. The Company does not anticipate that these changes will have a significant impact on its consolidated financial statements.

In March 2013, the FASB issued ASU 2013-05, Foreign Currency Matters (Topic 830) Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (“ASU 2013-05”). ASU 2013-05 updates accounting guidance related to the application of consolidation guidance and foreign currency matters. This guidance resolves the diversity in practice about what guidance applies to the release of the cumulative translation adjustment into net income. This guidance is effective prospectively for annual periods beginning after December 15, 2013 and interim periods within those annual periods. The Company plans to adopt ASU 2013-05 beginning November 1, 2014. The Company does not anticipate that these changes will have a significant impact on its consolidated financial statements.

In January 2013, the FASB issued ASU No. 2013-01, “Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” which clarifies the scope of ASU No. 2011-11 including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 2010-20-45, Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. ASU 2013-01 is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. The Company plans to adopt ASU 2013-01 on November 1, 2013. ASU 2013-01 is not expected to have a significant impact on the Company’s consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-11, “Balance Sheet (Topic 2010): Disclosures about Offsetting Assets and Liabilities” which enhances current disclosures about financial instruments and derivative instruments that are either offset on the statement of financial position or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on the statement of financial position. Entities are required to provide both net and gross information for these assets and liabilities in order to facilitate comparability between financial statements prepared on the basis of U.S. GAAP and financial statements prepared on the basis of International Financial Reporting Standards (IFRS). ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. The Company plans to adopt ASU 2011-11 on November 1, 2013. ASU 2011-11 is not expected to have a significant impact on the Company’s consolidated financial statements.

3.      Divestiture of Targeted Therapies

On July 13, 2013, the Company completed the sale of its Targeted Therapies business to BTG plc (“BTG”), subject to certain closing adjustments including final working capital amount. The Company received final sale proceeds of $200.7 million in cash including $0.7 million as a final net working capital closing adjustment. The sale was structured as a share and asset transaction. Total net assets and liabilities disposed of were $7.5 million, which primarily consisted of working capital items. In the third quarter of fiscal 2013, the Company recorded an after-tax gain of approximately $182 million on the sale including $4.3 million of transaction costs and $6.5 million of estimated net cash taxes. The estimated net cash taxes of $6.5 million reflect the utilization of approximately $17 million of the Company’s tax attributes.

The following table details the assets and liabilities of the Targeted Therapies business disposed:

Accounts receivable	$6,631
Inventories	842
Other assets	2,852
Accounts payable and accrued liabilities	(2,721)
Other liabilities	(90)
Net assets	$7,514

As part of the sale of Targeted Therapies, the Company signed a Manufacturing and Support Agreement (MSA) to continue manufacturing TheraSphere® with a contract term of three years, plus up to a two-year extension at BTG’s option. As Nordion continues to generate significant cash flows from the disposed business under the MSA, the results of the historical Targeted Therapies business are reported as part of the continuing operations and the results of the MSA are reported as part of the Company’s Contract Manufacturing product line in the Medical Isotopes segment. The Company recorded MSA revenue of $3.8 million for the year ended October 31, 2013.

Nordion Inc. Fiscal 2013 Annual Report

Notes to Consolidated Financial Statements

[All amounts in thousands of U.S. dollars, except where noted]

The Company also signed a Transition Services Agreements (TSA) to provide certain post-closing transition services to the buyer and recorded TSA revenue of $0.5 million in other expenses, net (Note 20) for the year ended October 31, 2013.

4.      Accounts Receivable

As of October 31	2013	2012
Trade accounts receivable	$27,778	$35,484
Other receivables(a)	1,706	11,179
	29,484	46,663
Allowance for doubtful accounts	(28)	(175)
Accounts receivable	$29,456	$46,488

(a) Other receivables as of October 31, 2012, include a one-time settlement receivable of $8.3 million related to certain litigation matters.

5.      Inventories

As of October 31	2013	2012
Raw materials and supplies	$46,828	$33,843
Work-in-process	658	282
Finished goods	1,392	1,031
	48,878	35,156
Allowance for excess and obsolete inventory	(1,507)	(1,179)
Inventories	$47,371	$33,977

6.      Restricted Cash

In January 2013, the Company entered into an Amended and Restated credit facility (Note 13). This Amended and Restated credit facility can be used up to $60 million for the issuance of letters of credits, which are to be fully secured with a specific pledge of cash collateral and not readily available for the Company’s operations. As of October 31, 2013, restricted cash balances of $40.8 million (October 31, 2012 - $3.9 million) relate to $34.9 million (October 31, 2012 - $nil) held for outstanding letters of credit (Note 13), $0.9 million (October 31, 2012 - $nil) collateral issued against future letters of credit, as well as $5.0 million (October 31, 2012 - $3.9 million) related to funds for insurance liabilities.

7.      Property, Plant and Equipment

As of October 31	2013		2012
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Land	$2,709	$-	$2,828	$-
Buildings	39,068	21,461	84,030	45,677
Equipment	59,101	46,211	83,422	61,989
Furniture and fixtures	1,537	1,537	1,604	1,604
Computer systems	79,422	75,146	82,642	77,331
Leasehold improvements	5,538	1,088	10,779	1,593
Facility modifications	33,107	29,895	36,641	30,237
Construction in-progress	2,002	-	4,702	-
	222,484	175,338	306,648	218,431
Accumulated depreciation	(175,338)		(218,431)
Property, plant and equipment	$47,146		$88,217

The Company evaluates its long-lived assets subject to amortization for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment charge is recognized for the amount, if any, by which the carrying value of the asset exceeds the fair value. In assessing long-lived assets for impairment, assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

Nordion Inc. Fiscal 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in thousands of U.S. dollars, except where noted]

As of July 31, 2013, the Company had an asset group with a carrying value of $38.4 million used in the production of its Targeted Therapies and Medical Isotopes segments (Asset Group). The Company identified impairment indicators relating to the completion of the sale of the Targeted Therapies business occurred in July 2013, which significantly changed the previously estimated cash flows supporting this Asset Group.

Nordion performed an impairment analysis of the Asset Group and determined that it was impaired as of July 31, 2013. Based on this evaluation, the Company recorded a non-cash pre-tax impairment charge of $29.2 million (2012 - $nil) reported in a separate line in the consolidated statements of income. Fair value used in this evaluation was based on expected future cash flows using certain Level 3 inputs as defined under U.S. GAAP. The future cash flows are those expected to be generated by the market participants, discounted at the risk-free rate of interest plus an appropriate risk premium. Determining expected future cash flows involves a number of estimates and assumptions and it is reasonably possible that the estimate of expected cash flows may change in the future resulting in further changes in fair value of the Asset Group.

Following the impairment as of July 31, 2013, the Company reevaluated and changed the original estimated useful lives of certain fixed assets reflecting the Company’s current facts and circumstances leading to the third quarter of fiscal 2013 impairment. This change is being accounted for as a change in estimate. Significantly reduced carrying amounts offset by a change in the remaining useful live estimates for the fixed assets described above are estimated to have a decrease in depreciation expense of approximately $2 million annually.

8.      Other Current Assets

As of October 31, 2013, other current assets include embedded derivatives and other derivative assets of $0.1 million (October 31, 2012 - $0.2 million) (Note 18) as well as prepaid expenses and other of $2.7 million (October 31, 2012 - $1.8 million).

9.      Long-Term Investments

As of October 31	2013	2012
Investment in Celerion(a)	$1,450	$1,450
Investment in LCC Legacy Holdings (formerly Lumira Capital Corp.)(b)	-	-
Long-term investments	$1,450	$1,450

(a) Investment in Celerion, Inc. (Celerion)

On March 5, 2010, as part of the consideration for the sale of MDS Pharma Services Early Stage (Early Stage), Nordion received approximately 15% of the total common stock of Celerion assuming the conversion of all the outstanding preferred stock and issuance and exercise of permitted stock options. The outstanding preferred stock of Celerion are voting, all owned by third parties, convertible into common stock on a 1:1 basis, subject to certain adjustments, and are subordinated to the Note (Note 10(b)). Nordion’s ability to transfer its investment in Celerion and the Note is subject to the consent of Celerion, which is controlled by third-party investors who collectively hold a majority of the outstanding Celerion equity and have no restrictions on selling their interests. These third-party investors also have majority representation on the Board of Directors of Celerion. This investment in Celerion is recorded at cost and has an estimated fair value of approximately $13 million as of October 31, 2013. Estimating the fair value of a privately held company is inherently subjective and involves a number of estimates and assumptions, actual proceeds received upon eventual disposition of the investment could be materially different. The Company previously utilized a discounted cash flow approach based on the original sales proceeds of Early Stage to be the best estimate of the Company’s fair value. Based on the passage of time since the Early Stage transaction, the Company has revised the estimated fair value based on Celerion’s current financial results in conjunction with available market data including the fair value of other comparable companies.

Pursuant to applicable U.S. accounting rules, a business entity may be subject to consolidation if it is determined to be a variable interest entity (VIE) and if the reporting entity is the primary beneficiary. The Company has determined that Celerion is a VIE, but Nordion is not the primary beneficiary and, therefore, consolidation is not required. The Company continues to assess any reconsideration events and monitors the status of its relationship with Celerion. The fair value of the Company’s investment in Celerion and the Note (Note 10(b)) is currently estimated to be $21 million in aggregate. The Company’s maximum exposure to loss is limited to the carrying value of the Note and its investment in Celerion.

Nordion Inc. Fiscal 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in thousands of U.S. dollars, except where noted]

(b) Investment in LCC Legacy Holdings (LCC) (formerly Lumira Capital Corp.)

Long-term investments include an investment in LCC, an investment fund management company, which has long-term investments in development-stage enterprises that have not yet earned significant revenues from their intended business activities or established their commercial viability. Nordion does not have any significant involvement in the day-to-day operations of LCC other than to obtain its share of earnings and losses. Cumulative cash dividends received and equity losses from LCC reduced the Company’s investment in LCC to $nil and therefore the equity method of accounting has been suspended since fiscal 2011. The Company’s exposure to losses is limited to its investment of $nil (October 31, 2012 - $nil).

10.    Other Long-Term Assets

As of October 31	2013	2012
Financial instrument pledged as security on long-term debt(a)	$36,370	$38,989
Long-term note receivable(b)	7,707	14,172
Pension assets (Note 24)	7,551	-
Goodwill (Note 11)	2,420	2,526
Other(c)	2,712	2,503
Other long-term assets	$56,760	$58,190

(a)     Financial instrument pledged as security on long-term debt

The financial instrument pledged as security on long-term debt is classified as held to maturity and is not readily tradable as it defeases the long-term debt due to the Government of Canada related to the construction of the MAPLE Facilities (Note 13). The effective annual interest rate is 7.02% and it is repayable semi-annually over 15 years commencing October 2, 2000. The carrying value as of October 31, 2013 is $40.3 million (October 31, 2012 - $43.0 million), of which $3.9 million (October 31, 2012 - $4.0 million) is included in notes receivable in the consolidated statements of financial position. As of October 31, 2013, the fair value is $43.8 million (October 31, 2012 - $49.1 million), which has been determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to the remaining life of the receivable.

(b)      Long-term note receivable

Celerion

On March 5, 2010, as part of the consideration for the sale of Early Stage, the Company received a note receivable with a principal amount of $25.0 million issued by Celerion, which has a five-year term and bears interest at 4% per annum (the Note). Celerion can elect to add the interest to the principal amount of the Note. The Note is partially secured with a second-lien interest in certain real estate of Celerion. As part of the sale of Early Stage, the Company also signed a transition services agreement (TSA) that allowed Celerion to pay for the first three months of TSA services, to a maximum of $1.8 million, by increasing the principal amount of the Note. During fiscal 2012 Celerion made an early payment to Nordion of $6.5 million in cash, which reduced the carrying value of the Note by $8.9 million. As a result, the Company recorded a loss of $2.4 million in the first quarter of fiscal 2012.

In the first quarter of fiscal 2013, to facilitate a change in Celerion’s capital structure, Celerion offered to make another early payment to Nordion of $7.3 million in cash to reduce the unsecured portion of the principal amount of the Note by $9.0 million that would have otherwise been due in 2015. Effective January 30, 2013, the Company accepted the offer from Celerion and amended the Note reflecting a reduction in the principal amount of the Note by $9.0 million of the face value, or $7.5 million of the carrying value, in exchange for a $7.3 million cash payment received from Celerion. As a result, the Company recorded a loss of $0.2 million in the first quarter of fiscal 2013 (Note 20).

Other than restating the principal amounts, and removing the Company’s restriction on Celerion’s ability to pay dividends and other distributions, all other terms and conditions of the Note remained effectively the same. As the transaction did not represent an adverse change in the cash flow of the remaining Note amount, the Company determined no other-than-temporary impairment of the Note occurred as of January 31, 2013. The Company did not identify any other indicators of impairment for the Note during fiscal 2013.

The carrying value of the Note, including interest and accretion as of October 31, 2013 is $7.7 million (October 31, 2012 – $14.2 million). The fair value of the Note as of October 31, 2013 is $7.7 million, which includes $2.2 million of accreted interest. The fair value has been determined based on discounted cash flows using market rates for secured debt and cost of equity of comparable companies adjusted for risk and any increase in principal amount related to the TSA and interest payments. The current face value of the Note including TSA services and interest is $8.2 million. The Note is being accreted up to its face value using an effective interest rate of 8% for secured cash flows and 28% for unsecured cash flows.

Nordion Inc. Fiscal 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in thousands of U.S. dollars, except where noted]

(c)      Other

Primarily includes the long-term portion of certain trade receivables.

11.     Goodwill

The Company has goodwill allocated to its two business segments: Sterilization Technologies ($1.5 million) and Medical Isotopes ($0.9 million).

As of October 31, 2013, management determined that the fair value of goodwill exceeds its carrying value of $2.4 million (October 31, 2012 - $2.5 million) resulting in no impairment of goodwill. The decrease in goodwill during 2013 reflects a foreign currency translation.

12.     Accrued Liabilities

As of October 31	2013	2012
Employee-related accruals (Note 23)	$10,053	$4,922
FDA provision(a)	2,612	8,321
Captive insurance liability (Note 26)	392	2,119
AECL revenue share and waste disposal	2,218	3,770
Restructuring provision (Note 19)	1,070	3,453
Other(b)	25,063	57,737
Accrued liabilities	$41,408	$80,322

(a)     The FDA provision was established in fiscal 2007 to address certain U.S. Food and Drug Administration (FDA) issues related to the Company’s discontinued bioanalytical operations in its Montreal, Canada, facilities. Although the bioanalytical operations were part of MDS Pharma Services, Nordion has retained this potential liability following the sale of Early Stage. The Company may, where appropriate, reimburse clients who have incurred or will incur third party audit costs or study re-run costs to complete the work required by the FDA and other regulators. Management regularly updates its analysis of this critical estimate based on all currently available information. In March 2013, the Company settled one of the two legal claims that the Company has been served with related to repeat study costs (Note 26). The settlement resulted in a release of $5.6 million of the FDA provision and a loss of $1.3 million (Note 20) in the second quarter of fiscal 2013 after taking into account the Company’s litigation accruals and insurance coverage in relation to the claim. During the fourth quarter of fiscal 2013, the Company received $5.0 million in cash resulting from a successful claim against one of its insurers in this settlement matter and recorded a litigation gain for the same amount. As of October 31, 2013, management believes that the remaining provision of $2.6 million (October 31, 2012 - $8.3 million) is sufficient to cover any agreements reached with clients for study audits, study re-runs, and other related costs.

(b)     As of October 31, 2013, Other includes a $9.5 million (October 31, 2012 - $9.5 million) settlement accrual recorded for the arbitration with Life Technologies Corporation (Life) as a result of the ruling that occurred in July 2011. As of October 31, 2012, Other included approximately $32 million estimated litigation accruals. During fiscal 2013, the Company reversed these litigation accruals through various settlements disclosed in Note 27. Other also includes derivative liabilities, royalties and various miscellaneous payables.

13.     Long-Term Debt

As of October 31	Maturity			2013	2012
Total long-term debt	2014	to	2015	$40,441	$43,331
Current portion of long-term debt				(3,948)	(4,190)
Long-term debt				$36,493	$39,141

As of October 31, 2013, debt includes a non-interest-bearing Canadian government loan with a carrying value of $40.3 million (October 31, 2012 - $43.0 million) discounted at an effective interest rate of 7.02% and repayable at C$4.0 million (US$3.8 million) per year with the remaining balance due April 1, 2015. The fair value of this financial instrument is $43.5 million (October 31, 2012 - $48.8 million), which has been determined using a discounted cash flow model, in which future cash flows are discounted to present value using the current market borrowing rate pertaining to the remaining life of the related receivable. A long-term financial instrument has been pledged as full security for the repayment of this debt (Note 10(a)).

On January 25, 2013, the Company entered into an $80.0 million Amended and Restated senior revolving one year committed credit facility with the Toronto-Dominion Bank (TD) and certain other financial institutions (the Lenders). The Amended and Restated credit facilities consist of a $20 million revolving credit facility and a separate facility of up to $60 million to be used for the issuance of letters of credit. Each material subsidiary of Nordion jointly and severally guaranteed the obligations of the borrower to the lenders. The credit facilities are secured by floating and fixed charges over the assets of the Company and guarantors including, but not limited to, accounts receivable, inventory and real property with the latter facility to be fully secured with a specific pledge of cash collateral. The credit facilities are subject to customary positive, negative and financial covenants.

Nordion Inc. Fiscal 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in thousands of U.S. dollars, except where noted]

Under these credit facilities, the Company is able to borrow Canadian and U.S. dollars by way of Canadian dollar prime rate loans, U.S. dollar base rate loans, U.S. dollar Libor loans, the issuance of Canadian dollar banker’s acceptances and letters of credit in Canadian and U.S. dollars. The credit facility is for a one-year term which may be extended on mutual agreement of the Lenders for successive subsequent periods. The credit facility is primarily for general corporate purposes. As of October 31, 2013, the Company has not used the credit facility for borrowing; however, the Company had $36.9 million (October 31, 2012 - $30.6 million) of letters of credit issued under this credit facility as well as $0.9 million collateral issued against future letters of credit.

In the third quarter of fiscal 2013, the Company obtained consent from the Amended and Restated Credit Facility Lenders for the divestiture of the Targeted Therapies business to BTG (Note 3).

Principal repayments

Principal repayments of long-term debt over the next five fiscal years and thereafter are as follows:

2014	$3,948
2015	36,493
2016	-
2017	-
2018	-
Thereafter	-
$40,441

14.     Deferred Revenue

As of October 31	2013	2012
Payment in advance of services rendered	$1,720	$1,269
Deferred credit related to government loan(a)	842	1,958
Deposits for reimbursable costs	-	231
	2,562	3,458
Less: current portion	(1,720)	(1,500)
Long-term portion of deferred revenue	$842	$1,958

(a) The deferred credit is related to the Canadian government loan associated with the MAPLE Facilities, which is being amortized over the remaining two-year term of the debt using the sum of the years’ digits method.

15.     Other Long-Term Liabilities

As of October 31	2013	2012
Post-retirement obligations (Note 24)	$15,096	$55,516
Asset retirement obligation (Note 28)	12,980	12,570
Captive insurance liability (Note 26)	2,275	2,505
Restructuring provision (Note 19)	-	191
Other	5,432	3,686
Other long-term liabilities	$35,783	$74,468

Nordion Inc. Fiscal 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in thousands of U.S. dollars, except where noted]

16.     Earnings (Loss) Per Share

The following table illustrates the reconciliation of the denominator in the computations of the basic and diluted earnings (loss) per share:

Years Ended October 31 (number of shares in thousands)	2013	2012	2011
Weighted average number of common shares outstanding – basic	61,909	62,029	64,719
Impact of stock options assumed exercised	31	1	90
Weighted average number of common shares outstanding – diluted	61,940	62,030	64,809
Basic and diluted earnings (loss) per share from continuing operations	$3.83	$(0.47)	$0.67
Basic and diluted loss per share from discontinued operations	-	-	(0.41)
Basic and diluted earnings (loss) per share	$3.83	$(0.47)	$0.26

17.     Share Capital

As of October 31, 2013, the authorized share capital of the Company consists of unlimited common shares. The common shares are voting and are entitled to dividends if and when declared by the Company’s Board of Directors.

Summary of share capital

	Common Shares
(number of shares in thousands)	Number	Amount
Balance as of October 31, 2010	67,238	$273,859
Repurchased and cancelled	(4,860)	(19,775)
Other	-	(8)
Balance as of October 31, 2011	62,378	254,076
Repurchased and cancelled	(469)	(1,911)
Other	-	3
Balance as of October 31, 2012	61,909	252,168
Repurchased and cancelled	-	-
Other	-	-
Balance as of October 31, 2013	61,909	$252,168

During fiscal 2013, there were no cash dividends declared or paid as the Company discontinued its dividend payments during the fourth quarter of fiscal 2012. During the fourth quarter of fiscal 2012, the Company also ceased repurchasing shares under a 2012 NCIB and cancelled the bid.

During fiscal 2012, the Company repurchased and cancelled 71,120 and 398,500 common shares for a total cost of $0.5 million and $3.5 million, respectively, under its 2012 and 2011 normal course issuer bid (NCIB). The Company repurchased 71,120 and 5,258,632 shares cumulatively under the 2012 and 2011 NCIB, respectively.

In December 2011, March and June 2012 the Company declared quarterly dividends at $0.10 per share, which were paid on January 3, April 5 and July 3, 2012 each in the amount of $6.2 million to the Company’s shareholders of record on December 23, 2011, March 21 and June 18, 2012, respectively.

18.     Financial Instruments and Financial Risk

Derivative instruments

The Company uses foreign currency forward exchange contracts to manage its foreign exchange risk. The Company enters into foreign exchange contracts to hedge anticipated U.S. dollar denominated sales that are expected to occur over its planning cycle, typically no more than 18 months into the future. If the derivative is designated as a cash flow hedge, the effective portions of the hedge gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into revenues when the hedged exposure affects earnings. Any ineffective portions of related gain or loss is recorded in earnings immediately. Derivatives not designated as hedges are recorded at fair value on the consolidated statement of financial position, with any changes in the mark to market being recorded in the consolidated statement of operations.

The Company has identified embedded derivatives in certain of its supply contracts as a result of the currency of the contract being different from the functional currency of the parties involved. Changes in the fair value of the embedded derivatives are recognized in the consolidated statements of operations.

Nordion Inc. Fiscal 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in thousands of U.S. dollars, except where noted]

The Company does not use derivatives for trading or speculative purposes and is not a party to leveraged derivatives. See further discussion of derivative financial instruments in Note 2, Summary of Significant Accounting Policies. The following table provides the fair value of all Company derivative instruments:

As of October 31	2013	2012
	Fair Value	Fair Value
Assets
Embedded derivatives(a)	$60	$10
Foreign currency forward contracts under cash flow hedges(b)	$84	$195
Liabilities
Embedded derivatives(a)	$1,908	$814
Foreign currency forward contracts under cash flow hedges(b)	$609	$60

(a) As of October 31, 2013 and 2012, total notional amounts for the Company’s certain supply contracts identified for embedded derivatives were approximately $46 million and $49 million, respectively.

(b) As of October 31, 2013 and 2012, total notional amounts for the Company’s foreign currency forward contracts under cash flow hedges were approximately $25 million and $33 million, respectively.

The following table summarizes the activities of the Company’s derivative instruments:

Years ended October 31	2013	2012	2011
Realized (gain) loss on foreign currency forward contracts under cash flow hedges	$168	$(561)	$-
Unrealized gain (loss) on foreign currency forward contracts under cash flow hedges	$(828)	$639	$55
Realized (gain) loss on foreign currency forward contracts not under cash flow hedges	$-	$(482)	$(327)
Unrealized (loss) gain on foreign currency forward contracts not under cash flow hedges	$-	$(79)	$(10)
Unrealized (loss) gain on embedded derivatives recorded in change in fair value of embedded derivatives	$(1,044)	$(12,020)	$2,649

Credit risk

Certain of the Company’s financial assets, including cash and cash equivalents, are exposed to credit risk. The Company may from time to time, invest in debt obligations and commercial paper of governments and corporations. Such investments are limited to those issuers carrying an investment-grade credit rating. In addition, the Company limits the amount that is invested in issues of any one government or corporation.

The Company is also exposed, in its normal course of business, to credit risk from its customers. As of October 31, 2013, accounts receivable is net of an allowance for uncollectible accounts of $nil (October 31, 2012 - $0.2 million).

Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations to the Company. The Company is exposed to credit risk in the event of non-performance, but does not anticipate non-performance by any of the counterparties to its financial instruments.  The Company limits its credit risk by dealing with counterparties that are considered to be of high credit quality.  In the event of non-performance by counterparty, the carrying value of the Company’s financial instruments represents the maximum amount of loss that would be incurred.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. The Company has cash and cash equivalent totaling $323.1 million (October 31, 2012 - $109.4 million), cash generated by operations and the credit facilities which are sufficient to honor its financial obligations.

Valuation methods and assumptions for fair value measurements

Cash and cash equivalents, accounts receivable, notes receivable, income taxes recoverable, accounts payable, accrued liabilities, and income taxes payable have short periods to maturity and the carrying values contained in the consolidated statements of financial position approximate their estimated fair value.

Nordion Inc. Fiscal 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in thousands of U.S. dollars, except where noted]

Fair value hierarchy

The fair value of the Company’s financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of financial instruments is determined by reference to quoted market prices for the same financial instrument in an active market (Level 1). If Level 1 fair values are not available, the Company uses quoted prices for identical or similar instruments in markets which are non-active, inputs other than quoted prices that are observable and derived from or corroborated by observable market data such as quoted prices, interest rates, and yield curves (Level 2), or valuation techniques in which one or more significant inputs are unobservable (Level 3).

The following table discloses the Company’s financial assets and liabilities measured at fair value on a recurring basis:

			As of October 31, 2013
Description	Level 1	Level 2	Level 3	Total
Cash equivalents	$100	$-	$-	$100
Derivative assets (Note 8)	$-	$144	$-	$144
Derivative liabilities (Note 12(b))	$-	$2,517	$-	$2,517

			As of October 31, 2012
Description	Level 1	Level 2	Level 3	Total
Cash equivalents	$100	$-	$-	$100
Derivative assets (Note 8)	$-	$205	$-	$205
Derivative liabilities (Note 12(b))	$-	$874	$-	$874

As of October 31, 2013 and 2012, the Company did not have any financial instruments that were measured using Level 3 valuation techniques and, therefore, no changes were presented for these periods.

19.     Restructuring Charges, Net

As of October 31, 2013, the restructuring provision of $1.1 million (October 31, 2012 - $3.6 million) is included in accrued liabilities (Note 12) and other long-term liabilities (Note 15) in the consolidated statements of financial position. The majority of the workforce reduction provision is expected to be utilized during fiscal 2014 with a portion of the provision remaining until the fourth quarter of fiscal 2015. A small amount related to its fiscal 2011 restructuring plan is still outstanding.

The table below provides an analysis of the Company’s restructuring activities related to its continuing operations until October 31, 2013.

	Expenses				Cumulative Activities		Balance as of October 31
	2013	2012	2011	Total	Cash	Non-Cash	2013
Workforce reductions	$143	$2,557	$1,217	$3,917	$2,775	$(72)	$1,070
Restructuring charges, net(a)	$143	$2,557	$1,217	$3,917	$2,775	$(72)	$1,070

(a) Restructuring charges, net presented above exclude a $(0.8) million recovery and a $0.4 million charge for fiscal 2012 and 2011, respectively, relating to subsequent adjustments for 2010 contract cancellation charges of the Company’s former corporate office lease. As of October 31, 2013 the remaining provision for future rental payments of this retained lease are $0.2 million which are included in other accrued liabilities (Note 12).

20.     Other (Income) Expenses, Net

Years ended October 31	2013	2012	2011
Research and development	$6,706	$6,552	$5,629
Foreign exchange (gain) loss(a)	(4,337)	(832)	4,336
Gain on sale of investments	(814)	-	(1,691)
Pension settlement loss (Note 24)	7,003	-	-
Litigation settlement (gain) loss, net (b) (Note 27)	(42,488)	24,058	-
Other(c)	47	2,263	275
Other (income) expenses, net	$(33,883)	$32,041	$8,549

(a) The foreign exchange gain for the year ended October 31, 2013 includes the result of the approximately $201 million of proceeds in U.S. dollars received from the sale of    the Targeted Therapies business (Note 3) that was held in a Canadian dollars functional currency entity.

(b) Included in litigation settlement (gain) loss, net are the results of various litigation settlements disclosed in Note 27.

(c) Included in Other is TSA revenue of $0.5 million (October 31, 2012 and 2011 - $nil) relating to the sale of the Targeted Therapies business (Note 3). Also included in Other is a loss on the Celerion note receivable of $0.2 million (October 31, 2012 - $2.4 million) (Note 10(b)).

Nordion Inc. Fiscal 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in thousands of U.S. dollars, except where noted]

21.     Income Taxes

Income tax provision

The components of the Company’s income from continuing operations before income taxes and the related provision for income taxes are presented below:

Years ended October 31	2013	2012	2011
Canadian	$233,630	$2,491	$57,453
Foreign	(12,055)	1,033	3,171
Income from continuing operations before income taxes	$221,575	$3,524	$60,624

The components of the income tax (recovery) expense are as follows:

Years ended October 31	2013	2012	2011
Canadian income tax expense (recovery)
Current	$5,606	$(5,211)	$12,851
Deferred	(19,572)	38,137	3,666
Foreign income tax (recovery) expense
Current	(23)	(533)	605
Deferred	(1,586)	-	-
Income tax (recovery) expense	$(15,575)	$32,393	$17,122

A reconciliation of expected income taxes to reported income tax expenses is provided below.

Years ended October 31	2013	2012	2011
Expected income tax expense at the 25% (2012 – 25%; 2011 – 27%) Canadian statutory rate	$55,911	$893	$16,372
Decrease (increase) in taxes as a result of:
Change in valuation allowance on deferred tax assets(a)	(43,332)	48,515	(406)
Sale of Targeted Therapies business	(24,232)	-	-
Net changes in reserves for uncertain tax positions	(5,783)	9,014	727
Accounting losses not recognized	3,328	-	-
Impact of income tax rate changes	(478)	(2,297)	-
Non-deductible stock-based compensation	359	397	471
Foreign earnings taxed at rates different from the statutory rate	(483)	(264)	(1,166)
Tax benefit arising on utilization of R&D tax credits	(987)	(1,339)	(438)
Deferred tax rate differential	-	1,159	788
Non-taxable portion of capital loss on investments	-	(26,694)	-
Impact of non-deductible expenses and other differences	122	3,009	774
Reported income tax (recovery) expense	$(15,575)	$32,393	$17,122

 (a) The change in valuation allowance on deferred tax assets excludes $56.3 million (October 31, 2012 and 2011 - $nil) related to the U.S. tax loss carryforwards written off as described in the paragraph below titled “Tax losses carried forward”.

Deferred tax assets and liabilities

Components of the deferred tax assets and liabilities consist of the following temporary differences:

As of October 31	2013	2012
Tax benefit of losses carried forward	$62,557	$128,124
Tax basis in excess of book value	9,487	2,883
Investment tax credits	41,636	68,088
Provisions and reserves	8,841	20,410
Deferred tax assets before valuation allowance	122,521	219,505
Unrecognized tax benefits	(12,523)	(12,872)
Valuation allowance	(46,506)	(149,637)
Net deferred tax assets	$63,492	$56,996

No deferred income taxes have been provided on undistributed earnings, or relating to cash held in foreign jurisdictions as the Company has estimated that any income or withholding taxes on repatriation would not be significant.

Included within the tax benefit of losses carried forward are deferred tax assets relating to capital losses carried forward of $58.8 million (October 31, 2012 - $70.5 million). The Company has $46.5 million (October 31, 2012 - $57.6 million) of valuation allowance recorded against these assets along with $12.3 million (October 31, 2012 - $12.9 million) of an unrecognized tax benefit. These tax assets relate to $451.8 million (October 31, 2012 - $545.4 million) of gross tax assets and have an indefinite expiry period.

Nordion Inc. Fiscal 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in thousands of U.S. dollars, except where noted]

The Company assesses positive and negative evidences to estimate whether its future taxable income would be sufficient to utilize the existing deferred tax assets. Significant evidences evaluated as of October 31, 2013, primarily included a three-year cumulative income position, future taxable income projections, and the resolution of various significant business uncertainties existed in prior year. Determining realizable deferred tax assets involves a number of estimates and assumptions and it is reasonably possible that such estimate may change in the near future resulting from a reduction in future taxable income or certain objective negative evidences in the form of cumulative losses.

Investment Tax Credits

As of October 31, 2013, the Company has deferred tax assets relating to investment tax credits (ITCs) of $58.0 million (October 31, 2012 - $84.6 million). These ITCs will expire in various years between 2025 and 2033. The amount of valuation allowance recorded against these assets is $nil (October 31, 2012 - $35.4 million).

Tax losses carried forward

As of October 31, 2013, the Company has deferred tax assets relating to net operating loss carryovers of $3.7 million (October 31, 2012 - $57.6 million). The valuation allowance recorded against these assets was $nil (October 31, 2012 - $56.3 million). These tax assets relate to $14.0 million (October 31, 2012 - $178.7 million) of gross tax loss carryovers. Of the total losses, $14.0 million (October 31, 2012 - $178.7 million) will expire in 2033. Due to the divestiture of Targeted Therapies business, the Company no longer has its operations in the U.S. In addition certain loss limitation rules further restricted the Company’s deductibility of these losses to a nominal amount. Based on this, the Company wrote off the tax benefit of its U.S. tax loss carryforwards as well as the fully offsetting valuation allowance of $56.3 million (October 31, 2012 - $nil) during fiscal 2013.

Tax contingencies

As of October 31, 2013, the gross reserves for uncertain tax positions excluding accrued interest and penalties were $15.3 million (October 31, 2012 - $33.5 million) as noted in the following reconciliation. The Company estimates that it is reasonably possible that the total amounts of unrecognized tax benefits may decrease by as much as $0.9 million during the year ended October 31, 2014, as a result of settlements with taxation authorities or the expiration of statutes of limitation.

As at October 31	2013	2012
Gross unrecognized tax benefits, beginning of year	$33,474	$9,377
Additions for tax positions from prior years	262	17,104
Reduction in reserve due to statute barred	(356)	-
Reductions for tax positions from prior years(a)	(17,387)	(3,513)
Additions for tax positions related to the current year	-	10,388
Currency translation adjustment	(638)	118
Gross unrecognized tax benefits, end of year	$15,355	$33,474

(a) Primarily related to effectively settling certain positions with Canadian taxation authorities.

The Company accrues an estimate for interest and penalties related to uncertain tax positions in income tax expense. As of October 31, 2013, accrued interest and penalties related to uncertain tax positions totaled $0.8 million (October 31, 2012 - $1.9 million). For the year ended October 31, 2013, $0.7 million of net interest expense was recorded because of the settlement of certain tax positions.

The Company is subject to taxation in its principal jurisdiction of Canada and in several other countries around the world. With few exceptions, the Company is no longer subject to examination by Canadian tax authorities for years up to and including 2008.

As of October 31, 2013, there was $3.0 million (October 31, 2012 - $21.1 million) of unrecognized tax benefits that if recognized would affect the annual effective tax rate.

Nordion Inc. Fiscal 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in thousands of U.S. dollars, except where noted]

22.     Supplementary Cash Flow Information

Items not affecting operating cash flows comprise the following:

Years ended October 31	2013	2012	2011
Depreciation and amortization	$11,824	$17,080	$22,375
Stock option compensation	1,421	1,567	1,229
Loss on Celerion note receivable	218	2,411	-
Pension settlement loss	7,003	-	-
Deferred income taxes	(21,158)	38,137	3,666
Change in fair value of embedded derivatives	1,044	12,020	(2,649)
Impairment of long-lived assets	29,201	-	-
Litigation settlement gain	(24,627)	-	-
Gain on sale of Targeted Therapies	(188,870)	-	-
Foreign currency transactional (gain) loss	(431)	6,271	1,623
Equity loss, including cash distribution of $nil (2012 - $nil; 2011 - $951)	-	-	1,079
Other including foreign currency translation adjustments	(2,213)	6,908	(260)
	$(186,588)	$84,394	$27,063

Changes in operating assets and liabilities comprise the following:

Years ended October 31	2013	2012	2011
Accounts receivable	$10,484	$(7,963)	$1,159
Inventories	(14,236)	(3,382)	(4,012)
Other current assets and long term assets	(1,120)	17,767	5,206
Accounts payable and accrued liabilities	(10,054)	26,254	(26,178)
Income taxes	24,684	(18,360)	2,951
Deferred revenue and other long-term obligations	(4,119)	(6,445)	(12,582)
	$5,639	$7,871	$(33,456)

23.     Stock-Based Compensation

Stock option plan

The Company has a stock option plan (the Plan) primarily for senior management employees. Under the Plan, which conforms to all current regulations of the New York and Toronto stock exchanges, the Company may issue shares on the exercise of stock options granted to eligible employees, officers, directors and persons providing on-going management or consulting services to the Company. The exercise price of stock options issued under the Plan equals the market price of the underlying shares on the date of the grant. All options issued under the Plan are granted and priced on the date on which approval by the Board of Directors of the Company is obtained or a later date set by the Board of Directors in its approval. As of October 31, 2013, 6,220,900 common shares have been reserved for issuance under the Plan.

Stock-based compensation expense related to the Company’s stock option plan for the year ended October 31, 2013 is $1.4 million (2012 - $1.6 million; 2011 - $1.2 million) which is recorded in selling, general and administration expenses.

During the year ended October 31, 2013, the Company granted 657,300 (2012 – 42,800; 2011 – 808,700) C$ stock options at a weighted average exercise price of C$7.06 (2012 - C$9.52). All options granted in fiscal 2013 have a seven year term and become exercisable ratably (a graded-vesting schedule) over a three-year period.

Nordion Inc. Fiscal 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in thousands of U.S. dollars, except where noted]

Canadian Dollar Options

	Number (000s)	Weighted Average Exercise Price (C$)	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (C$ thousands)
Outstanding as of October 31, 2011	2,423	$11.78	5.3	$-
Granted	43	9.52
Exercised	-	-
Cancelled or forfeited	(6)	20.66
Expired	(44)	18.90
Outstanding as of October 31, 2012	2,416	$11.59	4.5	$-
Granted	657	7.06
Exercised	-	-
Cancelled or forfeited	(556)	11.71
Expired	(149)	20.21
Outstanding as of October 31, 2013	2,368	$9.76	4.4	$944
Vested and expected to vest as at October 31, 2012(a)	2,204	$11.75	3.9	$-
Vested and expected to vest as at October 31, 2013(a)	2,266	$9.84	4.2	$827
Exercisable as at October 31, 2012	645	$16.30	2.9	$-
Exercisable as at October 31, 2013	1,545	$10.75	3.7	$-

(a) The expected to vest amount represents the unvested options as at October 31, 2013 and 2012, respectively, less estimated forfeitures.

Canadian dollar options outstanding as of October 31, 2013 comprise the following:

				Options Outstanding		Options Exercisable
Range of Exercise Prices (C$)			Weighted Average Remaining Contractual Life (Years)	Number (000s)	Weighted Average Exercise Price (C$)	Number (000s)	Weighted Average Exercise Price (C$)
$7.06	-	$10.73	4.7	2,228	$9.11	1,405	$9.82
$17.75	-	$21.77	0.7	140	20.10	140	20.10
				2,368	$9.76	1,545	$10.75

United States Dollar Options

	Number (000s)	Weighted Average Exercise Price (US$)	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (US$ thousands)
Outstanding as of October 31, 2011	157	$15.72	3.6	$8
Cancelled or forfeited	(1)	15.91
Outstanding as of October 31, 2012	156	$15.73	2.5	$1
Cancelled or forfeited	(56)	15.88
Expired	(7)	15.91
Outstanding as of October 31, 2013	93	$15.66	1.6	$5
Vested and expected to vest as at October 31, 2012	156	$15.73	2.5	$1
Vested and expected to vest as at October 31, 2013	93	$15.66	1.6	$5
Exercisable as at October 31, 2012	156	$15.73	2.5	$1
Exercisable as at October 31, 2013	93	$15.66	1.6	$5

Nordion Inc. Fiscal 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in thousands of U.S. dollars, except where noted]

United States dollar options outstanding as of October 31, 2013 comprise the following:

				Options Outstanding		Options Exercisable
Range of Exercise Prices (US$)			Weighted Average Remaining Contractual Life (Years)	Number (000s)	Weighted Average Exercise Price (US$)	Number (000s)	Weighted Average Exercise Price (US$)
$6.15			2.1	3	$6.15	3	$6.15
$15.89	-	$15.91	1.6	90	15.91	90	15.91
				93	$15.66	93	$15.66

The Company utilizes the Black-Scholes option valuation model to estimate the fair value of the options granted based on the following assumptions:

	2013	2012	2011
Risk-free interest rate	1.33%	1.07%	1.94%
Expected dividend yield	-	4.29%	3.75%
Expected volatility	0.380	0.280	0.304
Expected time until exercise (years)	3.6	3.6	3.6

The weighted average fair values of options granted are estimated to be C$2.08 per common share in fiscal 2013 (2012 - C$1.28; 2011 - C$1.83).

The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options that are fully transferable and have no vesting restrictions. This model requires the use of assumptions, including future stock price volatility and expected time until exercise. The Company uses historical volatility to estimate its future stock price volatility. The expected time until exercise is based upon the contractual term, taking into account expected employee exercise and expected post-vesting employment termination behavior.

The following table summarizes the intrinsic value of options exercised and the fair values of shares vested:

		2013		2012		2011
Aggregate intrinsic value of options exercised	C$	-	C$	-	C$	-
	US$	-	US$	-	US$	-
Aggregate grant-date fair value of shares vested	C$	3,302	C$	454	C$	-
	US$	-	US$	-	US$	-

As of October 31, 2013, the total remaining unrecognized compensation expense related to non-vested stock options amounted to approximately C $1.2 million and US $nil, which will be amortized over the weighted average remaining requisite service period of approximately 23 months and nil months, respectively, for the C$ and US$ stock options.

Deferred share units (DSU)

During the year ended October 31, 2013, the Company granted 153,583 (2012 – 132,493; 2011 – 179,777) DSU. DSU vest immediately or 100% after three years from the grant date. Vesting is time based and not dependent on a performance measure. Vested DSU are payable upon termination of employment and will be settled in cash or share units equal to the number of vested units multiplied by the five-day average closing TSX share price up to and including the termination date.

DSU granted are accompanied by dividend equivalents rights that will be payable in cash upon settlement of the DSU. During the year ended October 31, 2013, the Company recorded nil (2012 – 15,449; 2011 – 11,496) DSU per dividend equivalent.

The Company records compensation expense and the corresponding liability each period based on vested units and changes in the market price of common shares. The DSU expense for the year ended October 31, 2013 is $2.8 million (2012 - $0.7 million; 2011 - $1.0 million) of which $2.8 million (2012 - $0.6 million; 2011 - $1.0 million) is included in selling, general and administration expenses and $nil (2012 - $0.1 million; 2011 - $nil) is in restructuring charges, net (Note 19).

During the year ended October 31, 2013, 93,316 DSU were paid out in the amount of $0.7 million.

Nordion Inc. Fiscal 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in thousands of U.S. dollars, except where noted]

Restricted share units (RSU)

During the year ended October 31, 2013, the Company granted 74,867 (2012 – 201,231; 2011 – nil) RSU, which vest 100% after three years from the grant date. Vesting is time based and not dependent on a performance measure. Vested RSU are settled in cash equal to the number of vested units multiplied by the five-day average closing TSX share price up to and including the vesting date. RSU granted are accompanied by dividend equivalents rights that will be payable in cash upon settlement of the RSU. During the year ended October 31, 2013, the Company recorded nil (2012 – 3,939; 2011 - nil) RSU per dividend equivalent.

The Company records compensation expense and the corresponding liability over the vesting period of the RSU adjusted for any fair value changes at each reporting date. The RSU expense for the year ended October 31, 2013 is $0.7 million (2012 - $0.4 million; 2011 - $nil) of which $0.7 million (2012 - $0.3 million; 2011 - $nil) is included in selling, general and administration expenses and $nil (2012 - $0.1 million; 2011 - $nil) is in restructuring charges, net (Note 19).

Performance share units (PSU)

During the year ended October 31, 2013, the Company granted nil (2012 – 122,828; 2011 – nil) PSU, which vest 6 months after the achievement of certain performance goals and other criteria over the vesting period by October 31, 2013. Vested PSU are settled in cash equal to the number of vested units multiplied by the five-day average closing TSX share price up to and including the vesting date. PSU granted are accompanied by dividend equivalents rights that will be payable in cash upon settlement of the PSU. All outstanding PSU’s were cancelled as of October 31, 2013 as the performance goals were not achieved.

The PSU expense for the year ended October 31, 2013 is $nil (2012 - $0.2 million; 2011 - $nil) of which $nil (2012 - $nil; 2011 - $nil) is included in selling, general and administration expenses and $nil (2012 - $0.2 million; 2011 - $nil) is in restructuring charges, net (Note 19).

Other mid-term incentive plan (MTIP)

The MTIP income is related to the fully vested DSU granted under the Company’s original 2006 Plan (2006 MTIP).

Liability(a)	As of October 31
	2013	2012
2006 Plan	$258	$195
2007 Plan	-	-
2008 Plan	-	-
2009 Plan	-	-
Total	$258	$195

Expense (Income)(b)	Years ended October 31
	2013	2012	2011
2006 Plan	$61	$(57)	$(197)
2007 Plan	-	-	-
2008 Plan	-	-	-
2009 Plan	-	-	-
Total	$61	$(57)	$(197)

(a) The MTIP liability is included in the employee-related accruals in accrued liabilities in the consolidated statements of financial position (Note 12).

(b) The MTIP expense (income) for the year ended October 31, 2013 is $0.1 million (2012 - $(0.1) million; 2011 - $(0.2) million), which is included in selling, general and administration expenses.

The 2006 MTIP is accompanied by dividend equivalents rights that will be payable in cash upon settlement of the plan. During the year ended October 31, 2013, the Company recorded nil (2012 – 972; 2011 – 1,607) MTIP units per dividend equivalent.

Sale of the Targeted Therapies business and its impact on Stock Based Compensation

On July 13, 2013 Nordion completed the sale of the Targeted Therapies business (Note 3) which triggered the immediate vesting of certain RSU and PSU granted to employees impacted by the divestiture. The actual payments for RSU and PSU to these employees were $0.3 million and $0.1 million, respectively, of which $0.2 million and $0.1 million were included as a reduction to the gain of the sale transaction.

24.     Employee Benefits

The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees in Canada.

Nordion Inc. Fiscal 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in thousands of U.S. dollars, except where noted]

Following the U.S. Internal Revenue Services’ approval on a proposed settlement of the Company’s defined benefit plan in the U.S. relating to the former MDS Pharma Services operations, the Company completed its lump-sum and annuity buyouts of all participants’ balances in this U.S. Pension plan and recorded a $7.0 million pension settlement loss in the first quarter of 2013.

Defined benefit pension plan

The defined benefit plan is based on the highest three or six average consecutive years of wages, and requires employee contributions.

On July 13, 2013, the Company completed the sale of its Targeted Therapies business (Note 3), which resulted in the termination of certain employees’ services earlier than previously expected. As the number of participants impacted by this divestiture was only nominal, the Company did not record a curtailment gain or any other change in estimates relating to its defined benefit plan during the third quarter of 2013.

In September 2013, the Company amended its defined benefit pension plan, such that pension benefits for existing active participants earned from January 1, 2014 onwards will no longer carry any entitlement to indexation, although there is an overall floor.  In connection with this plan amendment, the Company remeasured its year-end pension obligation reflecting this reduction in indexation going forward based on the year-end disclosure assumptions. The pension plan amendment and remeasurement resulted in a reduction in the Company's pension obligation of approximately $5 million.  This appears as an unrecognized prior service benefit in accumulated other comprehensive income that will be amortized into pension expense commencing in fiscal 2014 based on the expected average remaining service lifetime (EARSL) of active participants which, at year-end, was determined to be 10.7 years.

The plan is funded and the Company uses an October 31 measurement date for its plan. The most recent actuarial valuation for the Nordion pension plan for funding purposes was as of January 1, 2013. Based on this actuarial valuation, the Company expects funding requirements of approximately $16 million, including approximately $3 million of current service cost contributions, in each of the next five years to fund the regulatory solvency deficit. This is primarily a result of a decline in real interest rates, although asset values have increased. The actual funding requirements over the five-year period will be dependent on subsequent annual actuarial valuations. These amounts are estimates, which may change with actual investment performance, changes in interest rates, any pertinent changes in government regulations, and any voluntary contributions.

The components of net periodic pension cost (income) for these plans for fiscal 2013, 2012 and 2011 are as follows:

Years ended October 31	2013	2012	2011
Components of net periodic pension cost
Service cost	$3,758	$2,804	$2,719
Interest cost	11,932	12,263	11,994
Expected return on plan assets	(13,929)	(14,736)	(16,044)
Amortization of net actuarial loss	4,977	-	-
Net periodic pension cost (income)	$6,738	$331	$(1,331)

The following weighted average assumptions are used in the determination of the net periodic cost (income) and the projected benefit obligation:

Years ended October 31	2013	2012	2011
Projected benefit obligation
Discount rate	4.60%	4.25%	5.40%
Expected return on plan assets	5.75%	5.75%	6.00%
Rate of compensation increase	3.25%	3.25%	3.50%
Benefit cost
Discount rate	4.25%	5.40%	5.40%
Expected return on plan assets	5.75%	6.00%	6.50%
Rate of compensation increase	3.25%	3.50%	3.50%

Discount rate assumptions have been, and continue to be, based on the prevailing long-term, market interest rates at the measurement date.

Nordion Inc. Fiscal 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in thousands of U.S. dollars, except where noted]

The changes in the projected benefit obligation, fair value of plan assets, and the funded status of the plans are as follows:

As of October 31	2013	2012
Change in projected benefit obligation
Projected benefit obligation, beginning of year	$286,491	$229,449
Service cost - pension	4,814	3,932
Interest cost	11,932	12,263
Benefits paid	(10,102)	(9,747)
Actuarial (gain) loss	(15,375)	50,801
Plan amendments	(5,220)	-
Foreign currency exchange rate changes	(11,697)	(207)
Projected benefit obligation, end of year	$260,843	$286,491
Change in fair value of plan assets
Fair value of plan assets, beginning of year	$252,925	$239,197
Actual return on plan assets	29,260	19,567
Benefits paid	(10,102)	(9,747)
Employer contributions	6,446	3,252
Employee contributions	1,056	1,128
Foreign currency exchange rate changes	(11,191)	(472)
Fair value of plan assets, end of year	$268,394	$252,925

Funded status – over/(under) at end of year	$7,551	$(33,566)

The funded status measured as the difference between the fair value of the plan assets and the projected benefit obligation for the Canadian plan are included in other long-term assets (Note 10) in the consolidated statements of financial position.

A reconciliation of the funded status to the net plan (liabilities) assets recognized in the consolidated statements of financial position is as follows:

As of October 31	2013	2012
Projected benefit obligation	$260,843	$286,491
Fair value of plan assets	268,394	252,925
Plan assets in excess of (less than) projected benefit obligation	7,551	(33,566)
Unrecognized prior service benefit	(5,220)	-
Unrecognized net actuarial loss	40,500	76,183
Net amount recognized at year end	$42,831	$42,617

Long-term pension assets	$7,551	$-
Non-current liabilities	-	(33,566)
Accumulative other comprehensive loss	35,280	76,183
Net amount recognized at year end	$42,831	$42,617

The following table illustrates the amounts in accumulated other comprehensive loss that has not yet been recognized as components of pension expense:

As of October 31	2013	2012
Net actuarial loss(a)	$35,280	$83,374
Deferred income taxes	(8,779)	(20,449)
Accumulated other comprehensive loss - net of tax	$26,501	$62,925
(a)

Net actuarial loss as of October 31, 2012, included a $7.2 million of unrecognized net actuarial loss for the former MDS Pharma Services’ defined benefit plan, which was settled in the first quarter of 2013.

Nordion Inc. Fiscal 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in thousands of U.S. dollars, except where noted]

The weighted average asset allocation of the Company’s pension plans is as follows:

	Target
Asset Category		2013	2012
Cash	0%	0.0%	0.0%
Fixed income	44%	41.0%	41.6%
Equities	56%	59.0%	58.4%
Total	100%	100.0%	100.0%

The Company maintains target allocation percentages among various asset classes based on investment policies established for the pension plans, which are designed to maximize the total rate of return (income and appreciation) after inflation, within the limits of prudent risk taking, while providing for adequate near-term liquidity for benefit payments. Such investment strategies have adopted an equity-based philosophy in order to achieve their long-term investment goals by investing in assets that often have uncertain returns, such as Canadian equities, foreign equities, and non-government bonds. However, it also attempts to reduce its overall level of risk by diversifying the asset classes and further diversifying within each individual asset class.

The Company’s expected return on asset assumptions are derived from studies conducted by actuaries and investment advisors. The studies include a review of anticipated future long-term performance of individual asset classes and consideration of the appropriate asset allocation strategy given the anticipated requirements of the plans to determine the average rate of earnings expected on the funds invested to provide for the pension plans benefits. While the study gives appropriate consideration to recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate.

The following table provides a basis of fair value measurement for plan assets held by the Company’s pension plans that are measured at fair value on a recurring basis. See also the discussion of fair value hierarchy in Note 18.

As of October 31, 2013	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$-	$-	$-	$-
Debt securities	-	110,042	-	110,042
Equity securities	-	158,352	-	158,352
Other	-	-	-	-
Total	$-	$268,394	$-	$268,394

Expected future benefit payments are as follows:

Years ended October 31
2014			$10,355
2015			11,051
2016			11,528
2017			12,016
2018			12,598
2019	–	2023	70,089
			$127,637

Other benefit plans

Other benefit plans include a supplemental retirement arrangement, a retirement and termination allowance, and post-retirement benefit plans, which include contributory health and dental care benefits and contributory life insurance coverage. All non-pension post-employment benefit plans are unfunded.

The components of net periodic cost for these plans are as follows:

Years ended October 31	2013	2012	2011
Components of net periodic cost
Current service cost	$199	$186	$191
Interest cost	627	696	768
Recognized actuarial loss (gain)	45	(63)	(229)
Recognized past service cost	(48)	(49)	(50)
Net periodic cost	$823	$770	$680

Nordion Inc. Fiscal 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in thousands of U.S. dollars, except where noted]

The weighted average assumptions used to determine the net periodic pension cost and projected benefit obligation for these plans are as follows:

Years ended October 31	2013	2012	2011
Projected benefit obligation
Discount rate	4.50%	4.11%	5.11%
Rate of compensation increase	3.39%	3.75%	3.91%
Initial health care cost trend rate	8.98%	9.02%	9.06%
Ultimate health care cost trend rate	4.5%	4.50%	4.50%
Years until ultimate trend rate is reached	8	9	10
Benefit cost
Discount rate	4.11%	5.11%	5.13%
Rate of compensation increase	3.75%	3.91%	3.96%

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have had the following impact in fiscal 2013:

	1% Increase	1% Decrease
Change in net benefit cost	$90	$(61)
Change in projected benefit obligation	$1,535	$(1,217)

The changes in the projected benefit obligation and the funded status of the plans are as follows:

As of October 31	2013	2012
Change in projected benefit obligation
Projected benefit obligation – beginning of year	$16,314	$14,328
Service cost	199	186
Interest cost	627	697
Benefits paid	(789)	(671)
Actuarial (gain) loss	(396)	1,795
Plan amendment	(61)	-
Foreign currency exchange rate changes	(675)	(21)
Projected benefit obligation – end of year	$15,219	$16,314

Funded status – under at end of year	$(15,219)	$(16,314)

A reconciliation of the funded status to the net plan liabilities recognized in the consolidated statements of financial position is as follows:

As of October 31	2013	2012
Projected benefit obligation	$(15,219)	$(16,314)
Fair value of plan assets	123	-
Plan assets less than projected benefit obligation	(15,096)	(16,314)
Unrecognized actuarial gains	(688)	(237)
Unrecognized past service benefit	(234)	(232)
Net amount recognized at year end	$(16,018)	$(16,783)

Non-current liabilities	$(15,096)	$(16,314)
Accumulative other comprehensive income	(922)	(469)
Net amount recognized at year end	$(16,018)	$(16,783)

The other benefit plan liabilities related to continuing operations are included within other long-term liabilities (Note 15).

As of October 31, 2013, the unrecognized actuarial gains and past service costs of $0.9 million (October 31, 2012 - $0.5 million), net of tax of $0.2 million (October 31, 2012 - $0.1 million) are included in accumulated other comprehensive income.

Nordion Inc. Fiscal 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in thousands of U.S. dollars, except where noted]

Based on the actuarial assumptions used to develop the Company’s benefit obligations as of October 31, 2013, the following benefit payments are expected to be made to plan participants:

Years ended October 31
2014			$703
2015			763
2016			776
2017			809
2018			869
2019	-	2023	5,040
Total			$8,960

During fiscal 2014, the Company expects to contribute approximately $0.7 million to the Company’s other benefit plans.

During fiscal 2013, the Company contributed $1.1 million to defined contribution plans on behalf of its employees (2012 - $1.3 million; 2011 - $1.2 million).

25.     Segmented Information

Nordion operates as a global life sciences company with three business segments: Sterilization Technologies, Medical Isotopes and Targeted Therapies. These segments are organized predominantly around the products and services provided to customers identified for the businesses.

On July 13, 2013, the Company completed the sale of its Targeted Therapies business to BTG (Note 3). Under the terms of an MSA entered into at the closing of the transaction, Nordion continues to manufacture the Targeted Therapies’ product and generate significant cash flows from the disposed business for a contract term of three years, with the possibility of up to a two-year extension at BTG’s option. Therefore, the results of the historical Targeted Therapies business are reported as part of continuing operations and the results of the MSA are reported with the Company’s Contract Manufacturing product line of Medical Isotopes segment.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no significant inter-segment transactions. Segmented earnings are computed by accumulating the segment’s operating income, interest costs, other expenses and foreign exchange translations. The corporate segment results include the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments, as well as certain other costs and income items that do not pertain to a business segment. Management does not track or allocate assets on a business segment basis. Accordingly, assets and additions to assets are not disclosed on a business segment basis in the following financial information. Related expenses, such as depreciation, are allocated to each segment and reported appropriately herein.

Nordion Inc. Fiscal 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in thousands of U.S. dollars, except where noted]

The information presented below is for continuing operations.

			Year ended October 31, 2013
	Specialty Isotopes
	Sterilization Technologies	Medical Isotopes	Targeted Therapies	Corporate and Other	Total
Revenues	$96,120	$100,348	$36,322	$-	$232,790
Direct cost of revenues	43,298	55,946	10,999	-	110,243
Selling, general and administration(a)	17,469	17,867	16,827	15,950	68,113
Other expense (income), net(b)	44	665	5,460	(3,971)	2,198
Segment earnings (loss)	$35,309	25,870	$3,036	$(11,979)	$52,236
Depreciation and amortization	3,746	7,054	1,024	-	11,824
Restructuring charges, net (Note 19)					143
AECL arbitration and legal costs					567
Gain on sale of Targeted Therapies business (Note 3)					(188,870)
Impairment of long-lived assets (Note 7)					29,201
Litigation settlement gain, net (Note 12 and 27)					(42,488)
Loss on Celerion note receivable (Note 10(b))					218
Pension settlement loss (Note 24)					7,003
Gain on sale of investments (Note 20)					(814)
Internal investigation costs (Note 26)					11,849
Strategic review costs					1,873
Change in fair value of embedded derivatives (Note 18)					1,044
Operating income from continuing operations					$220,686

(a)	excludes internal investigation costs of $11.8 million, strategic review costs of $1.9 million, and AECL arbitration and legal costs of $0.6 million

(b)

excludes litigation settlement gain, net of $42.5 million, pension settlement loss of $7.0 million, loss on Celerion note receivable of $0.2 million and recovery from previously written off investments of $0.8 million

			Year ended October 31, 2012
	Specialty Isotopes
	Sterilization Technologies	Medical Isotopes	Targeted Therapies	Corporate and Other	Total
Revenues	$95,434	$100,955	$48,451	$-	$244,840
Direct cost of revenues	42,284	54,982	13,726	-	110,992
Selling, general and administration(a)	13,766	14,189	16,565	9,908	54,428
Other expense (income), net (b)	347	2,345	4,082	(1,202)	5,572
Segment earnings (loss)	$39,037	$29,439	$14,078	$(8,706)	$73,848
Depreciation and amortization	4,850	10,621	1,609	-	17,080
Restructuring charges, net (Note 19)					1,781
AECL arbitration and legal costs					5,576
Litigation accruals (Note 12 and 27)					24,058
Loss on Celerion note receivable (Note 20)					2,411
Internal investigation costs (Note 26)					9,827
Change in fair value of embedded derivatives (Note 18)					12,020
Operating income from continuing operations					$1,095
(a)	excludes AECL arbitration and legal costs of $5.6 million and internal investigation costs of $9.8 million
(b)	excludes estimated litigation accruals of $24.1 million (Note 27) and loss on Celerion note receivable of $2.4 million

Nordion Inc. Fiscal 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in thousands of U.S. dollars, except where noted]

			Year ended October 31, 2011
	Specialty Isotopes
	Sterilization Technologies	Medical Isotopes	Targeted Therapies	Corporate and Other	Total
Revenues	$108,662	$122,789	$42,576	$-	$274,027
Direct cost of revenues	47,308	66,178	12,590	-	126,076
Selling, general and administration(a)	15,007	16,055	14,067	7,806	52,935
Other expense, net(b)	207	2,214	3,267	4,552	10,240
Segment earnings (loss)	$46,140	$38,342	$12,652	$(12,358)	$84,776
Depreciation and amortization	6,719	14,138	1,480	38	22,375
Restructuring charges, net (Note 19)					1,592
AECL arbitration and legal costs					12,172
Gain on sale of investments (Note 20)					(1,691)
Change in fair value of embedded derivatives (Note 18)					(2,649)
Operating income from continuing operations					$52,977
(a)	excludes AECL arbitration and legal costs of $12.2 million
(b)	excludes gain on sale of investment of $1.7 million

Revenues by geographic location are summarized below:

Years ended October 31		Canada	US	Europe	Other	Total
	2013	$10,961	$149,718	$18,698	$53,413	$232,790
	2012	$10,147	$165,944	$23,960	$44,789	$244,840
	2011	$6,360	$178,213	$26,565	$62,889	$274,027

All Property, plant and equipment for continuing operations and goodwill of the Company is located in Canada. All of the goodwill is carried in Canada and allocated to Sterilization Technologies, $1.5 million, and Medical Isotopes, $0.9 million.

Significant customers

For the year ended October 31, 2013, one major customer in the Medical Isotopes segment accounted for $33.9 million or 15% (2012 - $51.8 million or 21%; 2011 - $60.8 million or 22%) of the Company’s revenues.

26.     Commitments and Contingencies

Leases and other commitments

The Company is obligated under non-cancelable operating leases, primarily for its offices and equipment. These leases generally contain customary scheduled rent increases or escalation clauses and renewal options.

The Company is also obligated under outsourcing agreements related to certain aspects of its information technology and human resources support functions. Actual amounts paid under these outsourcing agreements could be higher or lower than the amounts shown below as a result of changes in volume and other variables. In addition, early termination of these outsourcing agreements by the Company could result in the payment of termination fees, which are not reflected in the table below.

As of October 31, 2013, the Company is obligated under non-cancelable operating leases, primarily for its premises and equipment leases and other long-term contractual commitments, to make minimum annual payments of approximately:

Years ended October 31	Operating Leases	Other Contractual Commitments
2014	$942	$41,457
2015	491	27,017
2016	484	26,602
2017	269	33,290
2018	164	24,296
Thereafter	2,128	50,967
	$4,478	$203,629

Nordion Inc. Fiscal 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in thousands of U.S. dollars, except where noted]

Net rental expense for premises and equipment leases for the year ended October 31, 2013 was $0.8 million (2012 - $1.1 million; 2011 - $1.3 million).

Contractual commitments

Included in other contractual commitments is approximately $187 million associated with long-term supply arrangements primarily with domestic and international suppliers of isotopes. Other contractual commitments also includes $2.9 million (2012 - $2.5 million) relating to the outsourcing of the information technology infrastructure. The terms of these long-term supply or service arrangements range from 1 to 11 years. The amounts purchased under these contractual commitments for the year ended October 31, 2013 are $47.7 million (2012 - $37.4 million; 2011 - $45.9 million).

Net sales of certain products of the Company are subject to royalties payable to third parties. Royalty expense recorded in direct cost of revenues for the year ended October 31, 2013 amounted to $2.5 million (2012 - $0.5 million; 2011 - $1.6 million).

Captive insurance liability

The Company is self-insured for up to the first $5 million of costs incurred relating to a single liability claim in a year and to $10 million in aggregate claims arising during an annual policy period. The Company provides for unsettled reported losses and losses incurred but not reported based on an independent review of all claims made against the Company. Accruals for estimated losses related to captive insurance are $2.7 million as of October 31, 2013 (October 31, 2012 - $4.6 million) which are recorded in accrued liabilities (Note 12) and other long-term liabilities (Note 15).

Retained liabilities related to Early Stage

Subsequent to the sale of Early Stage, Nordion has retained litigation claims and other costs associated with the U.S. FDA’s review of the Company’s bioanalytical operations (Note 12(a)).

Indemnities and guarantees

In connection with various divestitures that the Company underwent, Nordion has agreed to indemnify various buyers for actual future damage suffered by the buyers related to breaches, by Nordion, of representations and warranties contained in the purchase agreements. In addition, Nordion has retained certain existing and potential liabilities arising in connection with such operations related to periods prior to the closings. To mitigate Nordion’s exposure to these potential liabilities, the Company maintains errors and omissions and other insurance. Nordion is not able to make a reasonable estimate of the maximum potential amount that the Company could be required to pay under these indemnities. The Company has not made any significant payments under these types of indemnity obligations in the past.

Internal investigation

In 2012, the Company discovered potential irregularities related to potential improper payments and other related financial irregularities in connection with the supply of materials and services to the Company. As a result, the Company made voluntary disclosure to relevant regulators and authorities in the U.S. and Canada and commenced an internal investigation of the possible compliance issues, focusing on compliance with the Canadian Corruption of Foreign Public Officials Act (CFPOA) and the U.S. Foreign Corrupt Practices Act (FCPA). The Company remains unable to determine whether there will be any potential regulatory and/or enforcement action resulting from these matters or, if any such action is taken, whether it will have a material adverse effect on Nordion’s business, financial position, profitability or liquidity. If regulatory or enforcement authorities determine to take action against the Company, Nordion may be, among other things, subject to fines and/or penalties which may be material.

The Company is committed to the highest standards of integrity and diligence in its business dealings and to the ethical and legally compliant business conduct of its employees, representatives and suppliers. The Company continues to cooperate with regulatory and enforcement authorities. In parallel with the internal investigation, the Company developed and implemented a number of new and enhanced policies and procedures related to compliance. The Company also created and staffed a Director, Corporate Compliance position who reports to the Finance and Audit Committee. The intent of these changes is to strengthen the company’s overall compliance framework.

27.     Litigation

MAPLE

On September 10, 2012, Nordion announced that it was unsuccessful in its claim for specific performance or monetary damages relating to AECL’s cancelled construction of the MAPLE facilities. Nordion was not entitled to a remedy for the unilateral termination by AECL of the construction of the MAPLE facilities. In their decision, the arbitrators also dismissed an AECL counterclaim against us for damages for breach of contract in the amount of $239.8 million (C$250 million) and other relief. The appeal period expired and neither party appealed the decision. AECL submitted total arbitration-related costs of approximately $46 million (C$46 million). Nordion filed a response to AECL’s costs submissions asserting that the Company should pay approximately $22 million, to which AECL filed a reply during February 2013.

Nordion Inc. Fiscal 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in thousands of U.S. dollars, except where noted]

In addition to the arbitration, in 2008 Nordion filed a court claim against AECL and the Government of Canada. The arbitration decision left it open for Nordion to pursue its ongoing lawsuit against AECL in the Ontario courts in relation to a 1996 Isotope Production Facilities Agreement (IPFA). As a result, Nordion filed an amended statement of claim against AECL on January 18, 2013 in relation to the IPFA, requesting damages in the amount of $233.5 million (C$243.5 million) for negligence and breach of the IPFA, as well as pre- and post-judgment interest and costs. The damages claimed were for the recovery of its costs up to the end of the IPFA, net of certain amounts settled between Nordion and AECL at the time of entering into the Interim and Long-Term Supply Agreement (ILTSA). Having regard to the majority opinion in the arbitration under the 2006 Agreement, the amended statement of claim filed by the Company under the IPFA no longer included the Government of Canada and the damages claimed were substantially lower than in the original statement of claim. During the first quarter of fiscal 2013, Nordion and the Government of Canada agreed to the discontinuance of the IPFA action against the Government of Canada without costs. AECL counterclaimed for $80 million in damages based on a claim against us for unpaid construction charges.

In the fourth quarter of fiscal 2013 Nordion announced that it had entered into a comprehensive settlement agreement with AECL to resolve all outstanding claims between the parties related to the MAPLE facilities, including the lawsuit and the arbitration costs. Upon the settlement Nordion recorded a $24.6 million recovery relating to accrued ACEL liabilities as well as receiving a $14.4 million (C$15 million) cash settlement from AECL. Nordion and AECL have released each other from the claims discussed above.

In addition to the settlement, Nordion entered into an amended and restated isotope supply agreement and waste management services agreement with AECL. The amended and restated isotope supply agreement is a non-exclusive agreement for medical isotope supply by AECL to Nordion, which has a term ending October 31, 2016. The supply agreement may also be terminated upon, among other things, the Company establishing a satisfactory alternative supply of isotopes, the permanent shutdown of AECL's isotope production facilities, its failure to meet a minimum purchase quantity and any force majeure that continues for a period of more than two years. The primary cost of supply of medical isotopes will continue to be determined based on a revenue share methodology. In addition, Nordion has entered into an agreement to continue waste disposal services from AECL until October 31, 2026.

Bioequivalence studies

During fiscal 2009, the Company was served with a Complaint related to repeat study and mitigation costs of $10 million and lost profits of $70 million. This legal action, commenced by Dr. Reddy’s Laboratories Ltd. and certain affiliated companies, related to certain bioequivalence studies carried out by the Company’s former MDS Pharma Services business unit at its Montreal, Canada facility from January 1, 2000, to December 31, 2004. On March 21, 2013, the Company announced that it had settled this claim. Details of the settlement are confidential. The settlement has resulted in a loss of $1.3 million for Nordion after taking into account financial reserves maintained by the Company in relation to the claim. Most of the settlement was covered by insurance, and resulted in a net cash outflow of approximately $17 million that included insurance proceeds received. In October 2013, the company received $4.9 million in cash resulting from a successful claim against one of its insurers in this matter and recorded a litigation gain for the same amount during the fourth quarter of fiscal 2013.

During fiscal 2009, the Company was served with a Statement of Claim from Apotex Inc., filed with the Ontario Court of Justice, related to repeat study and mitigation costs of $4.8 million (C$5 million) and loss of profit of $28.8 million (C$30 million). This action relates to certain bioequivalence studies carried out by the Company’s former MDS Pharma Services business unit at its Montreal, Canada facility from January 1, 2000, to December 31, 2004. The Company maintains reserves in respect of repeat study costs as well as errors and omissions insurance. Nordion has assessed this claim and has accrued amounts related to the direct costs associated with the repeat study costs in its FDA provision (Note 12(a)). No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities that have been fully paid. The Company has filed a Statement of Defence and is vigorously defending this action. Examinations for discovery are currently ongoing.

BioAxone BioSciences

During the third quarter of fiscal 2012, the Company was served with a Complaint filed in Florida relating to our former Pharma Services business. The Complaint, by BioAxone BioSciences Inc. (BioAxone), named Nordion (US) Inc. as well as another unaffiliated co-defendant, and alleged that MDS Pharma Services acted negligently in the preparation and qualification of a Bacterial Master Cell Bank relating to the development of a biologic drug. The Plaintiff claimed that it suffered damages in an amount greater than $90 million. During the fourth quarter of fiscal 2013 Nordion reached an agreement with BioAxone to settle the filed claims and recorded a litigation loss of $0.2 million.

Nordion Inc. Fiscal 2013 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[All amounts in thousands of U.S. dollars, except where noted]

28.     Asset Retirement Obligation (ARO)

The Company’s ARO represents the present value of future remediation costs, which are recorded in other long-term liabilities (Note 15) and increased the carrying amounts of the related assets in property, plant and equipment, net in the consolidated statements of financial position. The capitalized future site remediation costs are depreciated and the ARO is accreted over the life of the related assets which is included in depreciation and amortization expense.

The fair value of the ARO is determined based on estimates. Considerable management judgment is required in estimating these obligations. The key assumptions include credit adjusted risk free interest rate, timing and the estimate of the remediation activities. Changes in these assumptions based on future information may result in adjustments to the estimated obligations over time.

A reconciliation of the ARO for the years ended October 31, 2013 and 2012 is as follows:

As of October 31	2013	2012
Asset retirement obligation – beginning of year	$12,570	$11,691
Liability incurred	-	-
Liability settled	-	-
Incremental ARO	-	-
Accretion expense	936	906
Foreign exchange and other	(526)	(27)
Asset retirement obligation – end of year	$12,980	$12,570

The Company has pledged a $14.8 million (October 31, 2012 - $15.4 million) letter of credit in support of future site remediation costs.

29.     Comparative Figures

Certain figures for the prior period have been reclassified to conform to the current period’s consolidated financial statements presentation.

Nordion Inc. Fiscal 2013 Annual Report